BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is March 31, 2009.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                                  March 31, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. announces year end results.

5.	Full Description of Material Change

The Company reports that for the year-ended December 31, 2008 the Company recorded a net loss of $105.3 million. All amounts in this news release are in US dollars, unless otherwise stated.

This loss was primarily a result of the voluntary shutdown of the Jerritt Canyon facilities for the majority of 2008 resulting in $13.1 million in shutdown costs and the corresponding $76.4 million impairment recorded by management on the mineral properties. In addition to these items, the Company also recorded a negative margin of $9.8 million due to higher than normal operating costs as a result of the extensive infrastructure work that was carried out during operations. This work focused on the upgrading and modernizing of both its mines and milling facilities at Jerritt Canyon in Nevada in order to be certain that it will be able to meet all of the Company’s safety, economic and environmental goals for the foreseeable future.

Presently the Company has an outstanding milling facility and 80,000 contained ounces of gold in material above ground ready for processing. The expected cost to produce gold from this material is less than $300 per ounce and therefore the Company expects it will be able to deal with all of its outstanding liabilities during the ten months it will take to process the material.

Together with the excess cash flows and a loan that the Company is negotiating, depending on the economic viability, our targets are the following:

1.	Restart ore production from the SSX mine at Jerritt Canyon.
2.	Restart ore production from the Smith mine at Jerritt Canyon.
3.

Restart near mine exploration to increase reserves and resources which presently stand at 717,000 ounces in a proven and probable reserve and two million ounces in a measured and indicated resource and a further 500,000 ounces are included in an inferred resource.

4.	Negotiate ore milling contracts with mining companies within trucking distance of Jerritt Canyon.
5.	Investigate the opportunities to purchase producing or near production mines within trucking distance of Jerritt Canyon.
6.	Advance the permitting and opening of Starvation Canyon in the southern part of the Jerritt Canyon property, Nevada.
7.	Advance the permitting and opening of the Ketza River in the Yukon Territory.
8.	Build strategic partnerships.
9.	Strengthen the operational management of the Company.

The Company’s Financial Statements and Management Discussion and Analysis can be found on http://www.yukon-nevadagold.com/s/FinancialStatements.asp or www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, British Columbia , this 1st day of April, 2009.

“Shaun Heinrichs”
Shaun Heinrichs, CFO